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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NEON Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
640509105
(CUSIP Number)
Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730
(617) 280-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	640509105	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Progress Software Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
04-2746201

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Commonwealth of Massachusetts

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,683,868 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,683,868 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,683,868 (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.5% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	640509105	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Noble Acquisition Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,683,868 (SEE ITEM 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,683,868 (SEE ITEM 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,683,868 (SEE ITEM 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.5% (SEE ITEM 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of NEON Systems, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 14100 Southwest Freeway, Suite 500, Sugarland, Texas 77478.
Item 2. Identity and Background.
This Statement is filed by Progress Software Corporation, a Massachusetts corporation (“Progress”), and Noble Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Progress.
The principal executive offices of Progress and the Purchaser are located at 14 Oak Park, Bedford, Massachusetts 01730.
Progress develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications. The Purchaser was formed by Progress for the specified purpose of being a party to the Merger Agreement and making the Offer (each as defined below). The Purchaser has not conducted any other business to date. On the date hereof, the Purchaser is a wholly owned subsidiary of Progress and, following the Merger (as defined below), the Company will be a wholly owned subsidiary of Progress.
(a), (b), (c) and (f) For information with respect to the identity and background of each executive officer and director of Progress and the Purchaser, including each individual’s name, business address, present principal occupation or employment and citizenship, see Schedules I and II attached hereto, respectively.
(d) and (e) During the last five years, neither Progress nor the Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The Purchaser intends to purchase all outstanding Shares pursuant to the Offer and the Merger, including the 4,216,368 Shares that are the subject of this Statement and any of the options to purchase 1,467,500 Shares that have been exercised. This Statement assumes that options to purchase 1,467,500 shares of common stock held by the Voting Agreement Signatories (as defined below) are exercisable in full within sixty days of the date of this Statement and accordingly, beneficial ownership is reported in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Progress estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding stock options and common stock purchase warrants of the

Company the amounts required under the Merger Agreement (as defined below) will be approximately $68 million. Progress has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding stock options and common stock purchase warrants of the Company. The Offer is not conditioned upon Progress’ or the Purchaser’s obtaining any financing for the purchase of Shares pursuant to the Offer.
Item 4. Purpose of Transaction.
See Item 6. Other than as described in Item 6 or in the Offer to Purchase (as defined below), Progress and the Purchaser have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — 4(j) of Schedule 13D, although they reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer.
The Company has informed us that, as of December 16, 2005, there were 9,569,041 Shares issued and outstanding. At that date, the Voting Agreement Signatories (as defined below) collectively beneficially owned 4,216,368 outstanding Shares, representing approximately 44.1% of the Shares outstanding, not including Shares that are issuable upon exercise of options and/or warrants, as of December 16, 2005. This Statement assumes that options to purchase 1,467,500 shares of common stock held by the Voting Agreement Signatories are exercisable in full within sixty days of the date of this Statement (the “Exercisable Options”). The Voting Agreement Signatories collectively beneficially own 5,683,868 Shares (including Exercisable Options), representing approximately 51.5% of the Shares outstanding if beneficial ownership is reported in accordance with Rule 13d-3 promulgated under the Exchange Act.
As a result of entering into the Voting Agreements (as defined below), Progress and the Purchaser may be deemed to have shared voting and/or dispositive power with respect to the Shares owned by the Voting Agreement Signatories. Each of Progress and the Purchaser, and their respective directors and executive officers, disclaims beneficial ownership with respect to such Shares. The filing of this Statement is not, and shall not be construed as, an admission that the filers or any of their executive officers or directors beneficially owns any of the Shares for which they are listed as having shared voting and/or dispositive power.
Except as described herein, none of Progress and the Purchaser, or to the knowledge of each of them, no executive officer or director of any of Progress or the Purchaser, beneficially owns any Shares, nor (except for the Voting Agreements) have any transactions in the Shares been effected during the past sixty days by either Progress or the Purchaser, or, to the knowledge of Progress and the Purchaser, by any executive officer or director of either of them. In addition, no other person (other than the Company or the Voting Agreement Signatories) is known by Progress or the Purchaser to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On December 19, 2005, Progress, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Purchaser is offering to purchase all of the Shares at a purchase price of $6.20 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in an Offer to Purchase, dated December 29, 2005 (the “Offer to Purchase”), and in a related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Offer”). A description of the Offer is contained in the Offer to Purchase and Letter of Transmittal, filed as Exhibits 99.3 and 99.4 hereto, respectively, and incorporated herein by reference.
If the Purchaser accepts Shares tendered in the Offer, the Purchaser has agreed, subject to specified terms and conditions, to merge with and into the Company (the “Merger” and, together with the Offer, the “Transactions”), with the Company to continue as the surviving corporation. As a result of the Merger, the Company will become a wholly owned subsidiary of Progress. In the Merger, each outstanding Share (other than Shares with respect to which appraisal rights have been sought or Shares held by Progress, the Purchaser or the Company or any direct or indirect subsidiary of the Company) would be converted into and become the right to receive $6.20 in cash per Share from the surviving corporation. The Merger Agreement prohibits the payment of dividends by the Company. A copy of the Merger Agreement is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.
Consummation of the Offer is subject to the satisfaction or waiver (if permissible) of a number of conditions, including that: (A) the Company’s stockholders validly tender and do not properly withdraw before the expiration date of the Offer that number of Shares which, together with any other Shares then owned by Progress, the Purchaser or any other subsidiary of Progress, represents at least a majority of the sum of (i) the outstanding Shares as of the expiration date of the Offer and (ii) the number of Shares issuable pursuant to stock options and warrants to purchase Shares that are vested and exercisable as of April 19, 2006 (the “Minimum Condition”); and (B) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated. Based on the number of Shares and options and warrants to acquire Shares outstanding as of December 16, 2005, the Minimum Condition would be satisfied if at least 6,277,538 Shares are tendered in the Offer.
As an inducement and a condition to Progress entering into the Merger Agreement, Progress and the Purchaser entered into Voting and Tender Agreements, each dated as of December 19, 2005 (the “Voting Agreements”), with John J. Moores and 39 trusts and other entities affiliated with him and each of the directors and executive officers of the Company (the “Voting Agreement Signatories”). As of December 19, 2005, the Voting Agreement Signatories together held voting and dispositive control over 5,683,868 Shares, representing approximately 44% of the outstanding Shares, not including Shares issuable upon exercise of options and/or warrants. Pursuant to the Voting Agreements, each Voting Agreement Signatory agreed to tender, and subject to satisfaction of the Minimum Condition, sell to the Purchaser not later than one business day prior to the initial expiration date of the Offer, without regard to any extension thereof, the Shares held by such Voting Agreement Signatory, and not to withdraw such Shares once tendered. Each Voting Agreement Signatory has also agreed to vote his or its Shares (A) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and (B) against any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement). In addition, under the Voting Agreements (so long as they remain in effect), each Voting Agreement Signatory has granted an irrevocable proxy to and appointed Progress as such Voting Agreement Signatory’s proxy and attorney-in-fact to vote (A) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and (B) against any Acquisition Proposal or Superior Offer.
The agreements contained in each Voting Agreement shall terminate automatically upon the earliest to occur of the following: (i) such date and time as the Merger becomes effective in accordance with the Merger Agreement; (ii) such date and time as the Purchaser accepts for payment all of the Shares held by such Voting Agreement Signatory; (iii) such date and time as the Merger Agreement has been amended by the parties thereto to lower or change the form of consideration set forth in the offer price for the Offer; and (iv) such date and time as the Merger Agreement is terminated pursuant to its terms.
The summary contained in this Statement of certain provisions of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which were filed as Exhibits 99.1 and 99.2, respectively, to the current report on Form 8-K filed by Progress on December 22, 2005, and which are hereby incorporated herein by reference.
Except for the Merger Agreement and the Voting Agreements, to the best of Progress’ or the Purchaser’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Progress, the Purchaser or the Voting Agreement Signatories or any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
The Shares are principally traded on the NASDAQ National Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the NASDAQ National Market. In addition, the purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. A more complete description of these issues is contained in Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” of the Offer to Purchase and is incorporated in this Statement by reference.
Item 7. Materials To Be Filed As Exhibits.
The following documents are filed as exhibits:

99.1	Agreement and Plan of Merger dated December 19, 2005 among Progress, the Purchaser and the Company (Exhibit 99.1 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.2	Form of Voting and Tender Agreement, dated December 19, 2005, by and among Progress, the Purchaser and each of Mark J. Cresswell, Brian D. Helman, Chris Garner, Jerry Paladino, Shelby R. Fike, Robert Evelyn, Richard Holcomb, George H. Ellis, David F. Cary, Loretta Cross, William W. Wilson III, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (Exhibit 99.2 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.3	Form of Offer to Purchase dated December 29, 2005 (Exhibit (a)(1)(A) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.4	Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.5	Joint Filing Agreement of Progress and the Purchaser dated December 29, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: December 28, 2005

Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Noble Acquisition Corp.
By:	/s/ Norman R.Robertson
Norman R. Robertson
Treasurer

SCHEDULE I TO SCHEDULE 13D
PROGRESS SOFTWARE CORPORATION
     Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Progress. The business address of each director and executive officer employed by Progress is 14 Oak Park, Bedford, Massachusetts 01730, United States. All executive officers and directors are citizens of the United States.
     Joseph W. Alsop, a co-founder of Progress, has been a director and Chief Executive Officer since Progress’ inception in 1981.
     Roger J. Heinen, Jr. has been a director of Progress since March 1999. Mr. Heinen has since December 1997 been a Venture Partner of Flagship Ventures, a venture capital company. Mr. Heinen formerly served as Senior Vice President, Developer Division, Microsoft Corporation. Mr. Heinen is also a director of ANSYS Inc.
     Michael L. Mark has been a director of Progress since July 1987. Mr. Mark is a private investor.
     Scott A. McGregor has been a director of Progress since March 1998. Mr. McGregor has since January 2005 been President and Chief Executive Officer of Broadcom Corp. From 2002 to 2004, he was Chief Executive Officer of Philips Semiconductors. From 1998 to 2001, he was Senior Vice President and General Manager of Philips Electronics, North America.
     Amram Rasiel has been a director of Progress since April 1983. Mr. Rasiel is a private investor.
     James D. Freedman was appointed Vice President and General Counsel in 1995 and was appointed Senior Vice President and General Counsel in August 2004. Mr. Freedman joined Progress in 1992.
     David G. Ireland joined Progress in 1997 as Vice President, Core Products and Services and was appointed Vice President and General Manager, Core Products and Services in 1998, Vice President and General Manager, Worldwide Field Operations in 1999 and President, Progress OpenEdge in 2000.
     Gregory J. O’Connor was appointed Vice President, Apptivity Engineering in 1998 and was appointed Vice President, Sonic Engineering in 1999 and President, Sonic Software Corporation in 2001. Mr. O’Connor joined Progress in 1992.
     Richard D. Reidy was appointed Vice President, Development Tools in 1996 and was appointed Vice President, Product Development in 1997, Vice President, Products in 1999, Senior Vice President, Products and Corporate Development in 2000 and President, DataDirect Technologies in May 2004. Mr. Reidy joined Progress in 1985.

     Norman R. Robertson joined Progress in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer in 2000.
     Peter G. Sliwkowski was appointed Vice President, Development in 1997 and President, ObjectStore in October 2004. Mr. Sliwkowski joined Progress in 1988.
     Jeffrey R. Stamen joined Progress in June 2004 as Senior Vice President, Corporate Strategy and Business Development. From 1999 to 2004, Mr. Stamen was Chief Executive Officer of Syncra Systems, Inc., a software developer.

SCHEDULE II TO SCHEDULE 13D
NOBLE ACQUISITION CORP.
     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer employed by Purchaser is 14 Oak Park, Bedford, Massachusetts 01730, United States. All executive officers and directors are citizens of the United States.
     Joseph W. Alsop was elected as the President and sole director of Purchaser upon Purchaser’s incorporation in December 2005. Mr. Alsop, a co-founder of Progress, has also been a director and the Chief Executive Officer of Progress since Progress’ inception in 1981.
     Norman R. Robertson was elected as the Treasurer of Purchaser upon Purchaser’s incorporation in December 2005. Mr. Robertson joined Progress in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer of Progress in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer of Progress in 2000.
     James D. Freedman was elected as the Secretary of Purchaser upon Purchaser’s incorporation in December 2005. Mr. Freedman was appointed Vice President and General Counsel of Progress in 1995 and was appointed Senior Vice President and General Counsel of Progress in August 2004. Mr. Freedman joined Progress in 1992.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Agreement and Plan of Merger dated December 19, 2005 among Progress, the Purchaser and the Company (Exhibit 99.1 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.2	Form of Voting and Tender Agreement, dated December 19, 2005, by and among Progress, the Purchaser and each of Mark J. Cresswell, Brian D. Helman, Chris Garner, Jerry Paladino, Shelby R. Fike, Robert Evelyn, Richard Holcomb, George H. Ellis, David F. Cary, Loretta Cross, William W. Wilson III, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (Exhibit 99.2 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.3	Form of Offer to Purchase dated December 29, 2005 (Exhibit (a)(1)(A) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.4	Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.5	Joint Filing Agreement of Progress and the Purchaser dated December 29, 2005.